Exhibit 99.1

TD completes Chrysler Financial acquisition

TORONTO, April 1, 2011 - TD Bank Group (TD) (TSX and NYSE: TD) today announced the closing of its acquisition of Chrysler Financial, creating a top 5 bank-owned auto lender in North America.

“The completion of this transaction represents yet another important step in the ongoing expansion of our business and allows us to accelerate the growth of our loan book through the addition of a great organic growth platform to the TD family,” said Tim Hockey, President and CEO, TD Canada Trust.

Hockey added: “Chrysler Financial represents an excellent opportunity to grow our presence in a large North American market. Simply put, we’ve gained a well-run business with great potential for significantly higher future returns.”

TD’s existing retail auto lending business will be combined with Chrysler Financial. TD expects to rebrand Chrysler Financial under the TD Auto Finance brand later this spring. The business will be headquartered in Toronto and continue to operate on a North American basis overseen by current Chrysler Financial CEO Tom Gilman. Gilman will report jointly to Hockey and to Bharat Masrani, President and CEO, TD Bank, America’s Most Convenient Bank.

“We are very pleased to become part of TD. The new business combines Chrysler Financial's powerful platform and proven track record with TD's financial strength and lending expertise,” Gilman said. “This transaction provides dealers, customers and employees with great opportunities for success.”

“We’re excited about taking our auto-lending business to the next level with this acquisition and look forward to providing great service to customers and dealers across North America,” Hockey concluded.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves approximately 19 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 6 million online customers. TD had CDN$616 billion in assets on January 31, 2011. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Wojtek Dabrowski, Manager, Corporate Communications, (416) 307-8149, Wojtek.Dabrowski@td.com